VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue
Los Angeles, CA 90071

January 10, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	City National Rochdale Funds (Formerly CNI Charter Funds) - File No. 333-191583 (the “Registrant”)

Ladies and Gentlemen:
This letter summarizes the comments provided to us as representatives of the Registrant by Ms. Cindy Rose of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 23, 2013, regarding Pre-Effective Amendment Number 2 to Registrant’s Form N-14 registration statement, filed on November 12, 2013, with respect to the proposed reorganization of the City National Rochdale Diversified Equity Fund series of the Registrant (the “Target Fund”) into the City National Rochdale U.S. Core Equity Fund series of the Registrant (the “Acquiring Fund”).  Responses to all of the comments are included below and as appropriate will be reflected in Pre-Effective Amendment Number 3 to Registrant’s Form N-14 registration statement (the “Amendment”), to be filed separately.

1.
Comment:  In the “Summary of Prospectus/Proxy Statement” section, please include disclosure to (i) highlight that Target Fund shareholders may redeem in advance of the reorganization and discuss the relevant tax consequences and (ii) note that Target Fund shareholders may redeem following the reorganization and discuss the relevant tax consequences.

Response:  The following replaces the fifth paragraph of the “Summary of Prospectus/Proxy Statement” section:

The Reorganization is intended to be a taxable transaction.  A Diversified Fund shareholder who exchanges shares of the Diversified Fund for shares of the Core Fund in the Reorganization will generally recognize a gain or loss for federal income tax purposes equal to the difference between the value of the Core Fund shares received and the shareholder’s adjusted tax basis in his or her Diversified Fund shares.

Diversified Fund shareholders may redeem shares of the Diversified Fund before the Reorganization or may redeem shares of the Core Fund after the Reorganization.  A shareholder who redeems Diversified Fund shares before the Reorganization will generally recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and the shareholder’s adjusted tax basis in his or her Diversified Fund shares.  A shareholder who redeems Core Fund shares after the Reorganization will generally recognize a gain or loss for federal income tax purposes equal to the difference between the amount realized and the shareholder’s adjusted tax basis in his or her Core Fund shares.  Because such a shareholder will already have recognized gain or loss as a result of the Reorganization, the tax basis of his or her Core Fund shares will generally be equal to the fair market value of those shares at the time of the Reorganization.

2.	Comment: Because the pro forma financial statements are now more than 245 days old, please include updated pro forma financial statements in a subsequent pre-effective amendment.

Response:  The Amendment includes updated pro forma financial statements as of the Funds’ most recent fiscal year end (September 30, 2013).

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP